SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 19, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2008

Buenos Aires, Argentina, February 19, 2009 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter period ended December 31, 2008 (“4Q08”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
Banco Macro’s 4Q08 net income totalled Ps.184.1 million.  This result was 9%, or Ps.15.4 million higher than the Ps.168.7 million for the fourth quarter period ended December 31, 2007 (this quarterly period referred to herein as, “4Q07”), and 13%, or Ps.20.8 million higher than the Ps.163.3 million for the third quarter period ended September 30, 2008 (this quarterly period referred to herein as, “3Q08”). The annualized 4Q08 ROAE and ROAA were 26.7% and 3.3%, respectively.

•
The Bank’s net financial income was Ps.566.9 million, increasing 58% year to year (“YoY”). Banco Macro’s 4Q08 operating income rose 25% YoY to Ps.253.0 million compared to the Ps.202.5 million posted in the same quarter of last year.

•
Banco Macro’s financing to the private sector grew 15% YoY, or Ps.1,514 million. Personal loans, which continue to represent a strategic product for the Bank, once again led the annual private loan portfolio growth. In addition, the other loans segment, mainly driven by structured loans, increased in the quarter.

•	Total deposits grew 16%, or Ps.2,237.3 million YoY, totalling Ps.15.8 billion and representing 81% of the Bank’s liabilities. Public deposit grew 32% or Ps.951.3 million in the quarter.

•
Once again, Banco Macro continued to show a strong solvency ratio, with an excess capital of Ps.1.8 billion (22.9% capitalization ratio). In addition, the Bank’s liquid assets remained at a high level, reaching 51.4% of total deposits.

•	The Bank’s non-performing financing ratio was 2.6% and the coverage ratio 138.2%.

•
In 4Q08, the Bank repurchased 28.6 million ordinary shares, according to the Share Buy Back Program launched on January 8th, 2008. In addition, the Bank repurchased nominal value USD 22.2 million of Class 2 Notes and USD 8.5 million of Class 3 Notes.

RESULTS

Earnings per share were Ps.0.30. This was 20% or Ps.0.05 higher than the 4Q07 value of Ps.0.25.

EARNINGS PER SHARE	MACRO consolidated
	IV07	I08	II08	III08	IV08

Net income (M $)	168.7	151.6	161.0	163.3	184.1
Average shares outstanding (M)	683.9	683.2	679.4	650.7	619.6
Average shares in portfolio (M)	0.0	0.7	4.5	33.2	64.3
Average shares issued (M)	683.9	683.9	683.9	683.9	683.9
Book value per issued share ($)	3.96	4.17	4.04	4.01	4.12
Earnings per outstanding share ($)	0.25	0.22	0.24	0.25	0.30

In 4Q08, Banco Macro’s net income rose by 9% YoY to Ps.184.1 million compared to last year’s level of Ps.168.7 million.

Additionally, in fiscal year (FY) 2008, the Bank’s net income reached Ps.660.0 million, 33% or Ps.164.8 million higher than FY2007’s Ps.495.2 million. Moreover, Banco Macro’s FY2008 operating result of Ps.898.1 million jumped 64% compared to FY2007’s Ps.548.7 million.

The Bank’s 4Q08 ROAE and ROAA were 26.7% and 3.3%, respectively. In our view, this performance has a higher value considering the low leverage of Banco Macro’s balance sheet of 8.0x assets to equity ratio if compared with the financial system and it’s principal competitors.

INCOME STATEMENT	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08

Net financial income	358.8	354.9	398.6	367.4	566.9
Provision for loan losses	-33.0	-28.7	-43.2	-25.0	-200.7
Net fee income	151.0	153.3	174.5	189.2	202.3
	476.8	479.5	529.9	531.6	568.5
Administrative expenses	-274.3	-301.8	-296.3	-297.8	-315.5
Operating result	202.5	177.7	233.6	233.8	253.0
Minority interest	-0.6	-0.6	-0.7	-1.1	-1.0
Net other income	4.5	12.8	-12.9	11.5	15.1
Earnings before income tax	206.4	189.9	220.0	244.2	267.1
Income tax	-37.7	-38.3	-59.0	-80.9	-83.0
NET INCOME	168.7	151.6	161.0	163.3	184.1

In 4Q08, the Bank’s financial income of Ps.992.8 million increased 58% YoY, or Ps.363.0 million. This strong performance was mainly driven by the increase in interest on loans (Ps.226.9 million) and the increase in other financial income (including FX and bond gains). As a result of the same factors, Banco Macro’s financial income increased 35% or Ps.258.7 million from 3Q08 to 4Q08 (“QoQ”).

4Q08 Results	Page 2 of 18

Interest on loans, which represented 58% of the Bank’s financial income, grew Ps.226.9 million or 66% YoY and Ps.67.8 million or 13% QoQ. In this segment, interest on “other loans”, which includes personal loans, increased by 59% YoY and 13% QoQ. In addition, interest on “overdrafts” increased by 109% YoY and 22% QoQ while interest on credit cards rose 134% YoY and 27% QoQ.

Net Income from government and private securities rose Ps.100.1 million or 82% QoQ, and Ps.31.4 million or 16% YoY. This growth was generated by results of Central Bank’s debt portfolio that accrues BADLAR rate plus a spread.

The quarterly increase in “other” financial income (Ps.53.7 million or 92%) was explained by forward (US Dollar – Argentine Peso) FX gains.  The higher result in “difference in quoted prices of foreign currency” of Ps.42.1 million or 200% in the quarter was explained by both the higher FX rate and its impact on the Bank’s net long FX position.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08

Interest on cash and due from banks	5.3	2.5	1.7	1.6	1.2
Interest on loans to the financial sector	4.8	2.6	3.9	4.9	4.2
Interest on overdrafts	58.8	56.6	77.4	100.4	122.8
Interest on documents	36.6	36.7	37.8	54.2	56.2
Interest on mortgages	21.3	21.3	22.9	26.0	26.9
Interest on pledges	14.8	15.2	15.9	16.6	16.8
Interest on credit cards	17.4	20.6	24.5	32.1	40.8
Interest on other loans	190.3	220.3	240.4	268.9	303.2
Interest on other receivables from finan. interm.	3.8	6.2	3.7	3.6	0.9
Income from government & private securities (1)	191.3	139.6	156.4	122.6	222.7
Net options results	0.1	0.0	0.0	0.1	0.1
Results of guaranteed loans	2.9	9.0	9.2	9.3	9.5
CER adjustment	30.5	22.4	21.6	14.3	12.2
CVS adjustment	0.3	0.2	0.2	0.2	0.2
Difference in quoted prices of foreign currency	16.8	12.0	47.0	21.0	63.1
Other	34.8	38.5	36.7	58.3	112.0

Total financial income	629.8	603.7	699.3	734.1	992.8

(1) Income from government & private securities
LEBAC / NOBAC	173.5	133.6	119.8	106.2	201.2
Other	17.8	6.0	36.6	16.4	21.5
TOTAL	191.3	139.6	156.4	122.6	222.7

In 4Q08, Banco Macro’s financial expenses of Ps.425.9 million climbed 57% or Ps.154.9 million YoY and 16% or Ps.59.2 million QoQ. Interest on deposits represented 75% of total financial expenses in the quarter.This increase was mainly driven by a 101% YoY increase and a 15% QoQ increase in interest on deposits.

In the quarter, there was an increase in the system’s interest rate level (average BADLAR rate was 18.9% in 4Q08 compared to the 13.06% in 3Q08).

The quarterly increase of 45% in “other” financial expenses was explained by higher “gross income” tax and the adjustment in Prestamos Garantizados (PGs) valuation.

4Q08 Results	Page 3 of 18

FINANCIAL EXPENSES	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08

Interest on checking accounts	4.8	4.0	3.4	4.7	5.6
Interest on saving accounts	4.3	3.4	3.3	3.2	4.6
Interest on time deposits	150.7	165.7	186.6	270.4	311.2
Interest on loans from the financial sector	2.1	1.0	0.8	1.3	0.8
Interest on other loans from the financial sector	21.6	23.9	22.0	22.5	22.7
Interest on subordinated notes	12.0	11.8	11.5	11.7	12.5
Other Interest	1.4	2.3	2.5	2.0	2.0
CER adjustments	10.4	11.4	10.5	6.4	4.7
Deposits guarantee fond	6.1	6.0	6.2	6.7	7.1
Other	57.6	19.3	53.9	37.8	54.7

Total Financial Expenses	271.0	248.8	300.7	366.7	425.9

Banco Macro’s 4Q08’s net financial income was Ps.566.9 million, Ps.199.5 million or 54% higher than 3Q08’s level, and Ps.208.1 million or 58% higher than 4Q07’s.

In 4Q08, Banco Macro’s net fee income of Ps.202.3 million rose by 34% or Ps.51.3 million from last year’s level of Ps.151.0 million and climbed Ps.13.1 million or 7% QoQ. The quarterly increase was attributable to an increase in fees on deposit accounts (Ps.17.3 million) and debit and credit cards (Ps.1.8 million) partially offset by the increase in fee expenses (Ps.6.1 million).

NET FEE INCOME	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08

Fee charges on deposit accounts	119.8	126.6	137.9	152.8	170.1
Debit and credit card income	34.1	35.4	36.9	39.9	41.0
Other fees related to foreign trade	3.9	4.1	5.9	4.8	4.5
Credit-related fees	15.8	14.3	20.4	15.3	13.7
Lease of safe-deposit boxes	3.7	3.8	3.7	3.8	5.0
Other	16.5	12.6	13.3	12.2	13.7
Total fee income	193.8	196.8	218.1	228.8	248.0

Total fee expenses	42.8	43.5	43.6	39.6	45.7

Net fee income	151.0	153.3	174.5	189.2	202.3

In 4Q08, the Bank’s administrative expenses grew 15% YoY to Ps.315.5 million from Ps.274.3 million posted in 4Q07. The bank’s administrative expenses increased 6% or Ps.17.7 million QoQ.

The QoQ growth was explained by personnel expenses which climbed 5% QoQ due to the extraordinary payment agreed with the Unions in December 2008 (Ps.1,250 per employee). Meanwhile, “other operating expenses” and “other professional fees” showed a slight increase of Ps.3.9 million and Ps.3.2 million in the quarter.

4Q08 Results	Page 4 of 18

Overall, Banco Macro’s accumulated efficiency ratio (expenses / net financial and fee income) largely improved to 50.3% when compared to 3Q08’s level of 54.7%.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08

Personnel expenses	166.0	213.9	187.2	194.2	202.9
Fees to directors & statutory auditors	15.6	3.8	13.4	4.2	5.5
Other professional fees	14.2	10.2	11.8	14.9	18.1
Advertising & publicity	16.7	10.2	14.3	14.5	14.2
Taxes	2.8	2.7	3.4	3.0	3.3
Equipment depreciation	12.5	12.9	12.5	12.2	12.9
Organization expenses amortization	5.6	6.0	6.1	6.4	7.1
Other operating expenses	36.1	39.1	42.7	42.6	46.5
Other	4.8	3.0	4.9	5.8	5.0
Total Administrative Expenses	274.3	301.8	296.3	297.8	315.5

Total Employees	7,868	7,846	7,962	7,958	7,920
Branches	427	426	423	423	416

Efficiency ratio (a)	59.9%	59.4%	55.3%	54.7%	50.3%

(a)Accum. Adm.expenses / Accum.Net Interest & Fee Income

In 4Q08, the Bank’s “net other income” was Ps.15.1 million. In “other income” there was an increase of “Recovered Loans and allowances reversed” explained by the provision reversal of “Banco Suquia’s Fiduciary Trust Bond B” (Ps.19.6 million). Meanwhile, “other expense” decreased when compared to last quarter’s level.

NET OTHER INCOME	MACRO consolidated
In MILLION $
Other Income	IV07	I08	II08	III08	IV08
Penalty interest	2.5	2.6	2.9	3.8	5.7
Recovered loans and allowances reversed	20.9	29.8	16.8	15.0	32.9
Other	15.8	21.1	11.7	35.0	11.2
Total Other Income	39.2	53.5	31.4	53.8	49.8
Other Expense
Uncollected charges for other loans and other provisions	4.2	11.4	4.0	11.4	10.4
Difference in amparos amortization	8.9	9.0	6.4	7.3	6.8
Goodwill amortization	2.3	2.1	2.1	2.1	2.1
Other Expense	19.3	18.2	31.8	21.5	15.4
Total Other Expense	34.7	40.7	44.3	42.3	34.7

Net Other Income	4.5	12.8	-12.9	11.5	15.1

Finally, in 2008, Banco Macro’s effective “income tax” rate increased to 28.4% from 15.7% registered in 2007.  This can be traced to the complete use of the tax-loss carry forwards which belonged to Nuevo Banco Suquía and Nuevo Banco Bisel.

4Q08 Results	Page 5 of 18

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector continued grow by 17% YoY or Ps.1.5 billion. Aggregating the Bank’s financial trust and leasing portfolio and netting the effects related to the Bank’s liquidity management policy (advances to “AAA” companies), Banco Macro’s credit expansion was 15% or Ps.1.5 billion YoY and 2% or Ps.258.6 million QoQ.

In 4Q08, the Bank’s loan portfolio expansion resulted in a 12% increase, consisting of a Ps.225.1 million QoQ increase in “other loans” segment which includes structured loans. Meanwhile, Banco Macro’s lending to consumer, its pledges and its mortgages remained unchanged QoQ.

In addition, overdrafts to Triple “A” companies portfolio (financial instrument where Banco Macro allocated its excess liquidity) decreased 56% QoQ.

Financial Trusts financing had a slight increase of 3% or Ps15.5 million QoQ, partially offset by the decrease in leasing of Ps 19.9 million or 5% QoQ.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	IV07	I08	II08	III08	IV08	Q to Q	Y to Y

Overdrafts (total)	1,375.1	1,116.7	2,022.5	1,916.2	1,556.4	-19%	13%
Overdrafts	1,071.4	928.4	1,233.7	1,196.6	1,236.9	3%	15%
AAA (liquidity administration)	303.7	188.3	788.8	719.6	319.5	-56%	5%
Discounted documents	1,213.7	1,058.8	1,093.5	1,397.2	1,348.6	-3%	11%
Mortgages	619.8	621.6	722.9	736.5	738.6	0%	19%
Pledges	348.0	362.7	378.3	340.9	339.9	0%	-2%
Consumer	3,207.5	3,521.7	3,744.1	3,813.9	3,806.5	0%	19%
Credit Cards	722.0	780.6	833.4	816.6	869.1	6%	20%
Others	1,719.0	1,741.4	1,925.6	1,846.8	2,071.9	12%	21%
Total credit to the private sector	9,205.1	9,203.5	10,720.3	10,868.1	10,731.0	-1%	17%
Financial trusts	548.9	658.7	733.5	549.4	564.9	3%	3%
Leasing	372.9	387.5	388.9	380.7	360.8	-5%	-3%
Total credit w/ f. trusts and leasing	10,126.9	10,249.7	11,842.7	11,798.2	11,656.7	-1%	15%

Total credit w/o liquidity administration	9,823.2	10,061.4	11,053.9	11,078.6	11,337.2	2%	15%

4Q08 Results	Page 6 of 18

PUBLIC SECTOR ASSETS

The Bank’s exposure of public sector assets (net of LEBAC / NOBAC) to total assets ratio was 6.5% in 4Q08 and remained below the system’s average of 7.4%.

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08

LEBAC / NOBAC B.C.R.A.	3,268.7	3,856.3	3,118.5	4,227.8	3,418.3
Other	311.6	706.1	378.7	508.3	656.2
Government securities	3,580.3	4,562.4	3,497.2	4,736.1	4,074.5
Guaranteed loans	730.0	742.7	731.7	727.7	722.8
Provincial loans	0.4	0.4	0.3	0.1	19.1
Government securities loans	7.0	6.0	13.8	11.8	4.5
Loans	737.4	749.1	745.8	739.6	746.4
Purchase of government bonds	125.8	64.5	195.1	318.9	45.3
Other receivables for financial intermediation	125.8	64.5	195.1	318.9	45.3
BODEN to collect	21.9	22.6	18.7	17.6	14.1
Other receivables	21.9	22.6	18.7	17.6	14.1

TOTAL PUBLIC SECTOR ASSETS	4,465.4	5,398.6	4,456.8	5,812.2	4,880.3

TOTAL PUBLIC SECTOR LIABILITIES	470.0	580.4	685.1	618.0	449.3

Net exposure	3,995.4	4,818.2	3,771.7	5,194.2	4,431.0

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,196.7	1,542.3	1,338.3	1,584.4	1,462.0

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	6.0%	7.1%	6.3%	6.7%	6.5%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	3.7%	4.5%	3.1%	4.1%	4.5%

FUNDING

Deposits

As of December 2008, Banco Macro’s total deposit base amounted to Ps.15.8 billion, growing 16% YoY. Deposits represented the most important source of funds for Banco Macro (81% of total liabilities).

In 4Q08, Public Sector funding grew 32% QoQ.  This can be primarily explained by the nationalization of the Private Pension Fund System.

Meanwhile, private sector deposits decreased 14% QoQ, largely explained by the reduction in Pension Funds’ CDs and its switch into public sector deposits. In addition, there was a small decrease in retail private sector CDs since Banco Macro decided not to participate in the “interest rate race” witnessed in 4Q08.  We decided to keep our interest rates at the system’s average level.

4Q08 Results	Page 7 of 18

DEPOSITS	MACRO consolidated					Variation
In MILLION $	IV 07	I 08	II 08	III 08	IV 08	Q to Q	Y to Y

Public sector	1,774.1	2,132.7	2,466.3	2,986.7	3,938.0	32%	122%

Financial sector	13.3	9.7	9.9	13.6	22.4	65%	69%

Private sector	11,803.7	12,410.1	12,430.8	13,785.0	11,868.0	-14%	1%
Current accounts	2,599.7	2,552.9	2,536.4	2,715.2	2,581.1	-5%	-1%
Savings accounts	2,780.4	2,610.5	2,559.5	2,621.3	2,716.9	4%	-2%
Time deposits	5,907.0	6,667.4	6,776.8	7,884.4	6,031.9	-23%	2%
Other	516.6	579.3	558.1	564.1	538.1	-5%	4%
TOTAL	13,591.1	14,552.5	14,907.0	16,785.3	15,828.4	-6%	16%

Other sources of funds

In 4Q08, other sources of funds stayed at similar levels to the levels in 3Q08 and 4Q07.

During the quarter, the Bank paid interests of Ps.24.9 million on “Class 1” Notes and Ps.16.3 million on “Class 3” Notes.  In October 2008, Banco Macro cancelled Ps.42.5 million of “Class 2” Notes and Ps.4.6 million of “Class 3” Notes, previously repurchased. These reductions were partially offset by the depreciation of the Argentine Peso which impacted by Ps.48.5 million in “Class 1” Notes and Ps.37.9 million in “Class 2” Notes.

Finally, the Bank’s equity QoQ increase was explained by 4Q´s net income (Ps.184.1 million), which was partially offset by the shares bought back in the quarter (Ps.107.6 million).

OTHER FUNDING	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08

Central Bank	347.9	355.3	366.4	296.6	302.8
Banks and international institutions	164.8	170.5	212.7	243.3	232.4
Financing received from Argentine financial institutions	160.3	114.8	208.2	156.2	73.8
Subordinated corporate bonds	490.7	504.4	471.1	507.4	521.7
Unsubordinated corporate bonds	799.5	769.4	749.9	732.5	724.9
Shareholders´ equity	2,707.7	2,849.3	2,766.5	2,740.0	2,816.6
Total Funding	4,670.9	4,763.7	4,774.8	4,676.0	4,672.2

In 4Q08 Banco Macro’s average cost of funds was 8.24%, one of the lowest in the banking sector.  Banco Macro’s transactional deposits represented approximately 45% of its deposit base.  These accounts are low cost and are not sensitive to interest rate increases.

4Q08 Results	Page 8 of 18

LIQUID ASSETS

The Bank’s liquid assets decreased by 10% QoQ or Ps.883.2 million, which is tied to the reduction in deposits. This can be explained by the reduction in LEBAC/NOBAC portfolio (Ps.1.0 billion) and in loans to “AAA” companies (Ps.0.4 billion). In the quarter, the cash and repos position rose Ps.285 million and Ps.195 million.

Nevertheless, Banco Macro’s liquid assets to deposits ratio remained at a healthy 51.4%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08

Cash	3,117.4	2,462.1	3,485.0	3,239.3	3,523.9
Guarantees for compensating chambers	186.4	178.6	183.0	183.6	208.5
Loans to AAA companies	303.7	188.3	788.8	719.6	319.5
Call	65.0	130.0	65.0	52.0	42.0
Repos	67.0	18.4	14.5	8.7	203.7
LEBAC / NOBAC	3,478.2	4,900.6	3,118.5	4,816.5	3,838.9
TOTAL	7,217.7	7,878.0	7,654.8	9,019.7	8,136.5

Liquid assets to total deposits	53.1%	54.1%	51.4%	53.7%	51.4%

SOLVENCY

In 4Q08, Banco Macro showed an excess capital of Ps.1.8 billion, well above the required capital of Ps.1.3 billion.

The capitalization ratio was 22.9%, above the 10.5% minimum required by the Central Bank.

The main target of this excess capital is growth, with the consequent increase in the leverage of our balance sheet.  Excess capital is more valuable in recessionary periods.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08
Credit requirements	884	927	1,023	1,089	1,087
Market risk requirements	127	111	103	67	50
Interest rate requirements	102	118	165	185	205
Incremental requirements	36	148	11	0	0
Integrated capital	2,970	3,132	2,962	2,981	3,114
Excess capital	1,821	1,828	1,660	1,640	1,772

4Q08 Results	Page 9 of 18

ASSET QUALITY

In 4Q08, Banco Macro’s non-performing financing to total financing ratio was 2.62%.  The increase in delinquency in the commercial portfolio (Ps.45.2 million) can be mainly traced to the reclassification of one client, while the weakening in the consumer portfolio (Ps.20.5 million) was a consequence of the weakening Argentine economy and the portfolio’s maturity.

The capital and credit markets have been experiencing extreme volatility and disruption. This global economic crisis will impact the level of economic activity, employment and international trade.  This environment leads us to believe that certain assets categorized as loans, which have not otherwise shown sufficient deterioration to justify their reclassification to a lower credit level, will be deeply affected during the current year, though the causes of this erosion occurred in fiscal year 2008.

As a result of these disruptions, the Executive Committee has taken precautionary and transparency measures by making additional provisions of Ps.153.7 million, in order to finance 50% of the provisions that would be accounted for in 2009, considering Banco Macro’s 2008 loan book.  These provisions are in addition to those presently required by regulators.

ASSET QUALITY	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08
Commercial portfolio	5,291.3	4,908.0	6,150.7	6,436.2	6,107.9
Irregular	46.2	67.6	60.6	61.8	107.0
Consumer portfolio	5,699.6	6,054.1	6,292.6	6,312.1	6,315.2
Irregular	121.8	150.4	191.4	198.5	219.0
Total portfolio	10,990.9	10,962.1	12,443.3	12,748.3	12,423.1
Irregular	168.0	218.0	252.0	260.4	326.0
Irregular / Total portfolio	1.53%	1.99%	2.03%	2.04%	2.62%
Total provisions	238.3	241.9	271.7	272.2	450.5
Coverage ratio w/allowances	141.85%	110.95%	107.81%	104.56%	138.19%

4Q08 Results	Page 10 of 18

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	Macro consolidated
In MILLION $	IV 07	I 08	II 08	III 08	IV 08

CER adjustable ASSETS

Guaranteed loans	728.7	742.1	730.9	727.0	722.8
Loans to the private sector	65.5	60.4	59.7	54.6	48.9
Other loans	16.0	15.7	11.6	10.5	10.3
Loans	810.2	818.2	802.2	792.1	782.0

Leasing	4.4	4.2	4.3	3.8	2.6
Other loans	13.1	12.8	12.8	3.2	3.3
Total CER adjustable assets	827.7	835.2	819.3	799.1	787.9

CER adjustable LIABILITIES
Deposits	74.6	23.2	13.1	6.5	4.3
Other liabilities for financial intermediation	387.2	396.8	406.1	338.4	342.3
Subordinated debt	2.5	2.1	2.2	11.0	1.8
Total CER adjustable liabilities	464.3	422.1	421.4	355.9	348.4

NET ASSET CER EXPOSURE	363.4	413.1	397.9	443.2	439.5

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08

Cash	1,001.5	1,010.5	1,141.5	1,313.1	1,289.3
Government Securities	288.4	277.8	174.2	415.4	510.1
Loans	1,598.9	1,493.2	1,781.6	2,098.1	2,128.5
Other receivables from financial intermediation	236.2	163.2	298.7	390.0	413.2
Investments in other companies	1.3	1.3	0.4	0.5	0.5
Other receivables	22.6	24.4	52.3	52.9	57.6
Other assets	20.5	52.5	55.2	62.2	70.0
TOTAL ASSETS	3,169.4	3,022.9	3,504.0	4,332.2	4,469.2
Deposits	2,119.2	2,121.6	2,186.5	2,390.3	2,521.2
Other liabilities from financial intermediation	984.0	880.6	1,158.1	1,244.8	901.3
Other liabilities	7.3	4.7	3.9	9.2	8.3
Subordinated corporate bonds	488.2	502.2	468.9	495.7	519.9
TOTAL LIABILITIES	3,598.7	3,509.1	3,817.4	4,140.0	3,950.7

NET FX POSITION	-429.3	-486.2	-313.4	192.2	518.5

4Q08 Results	Page 11 of 18

RELEVANT AND RECENT EVENTS

✓
In October 2008, the Bank decided to account for some bonds pursuant to the “Special Investment Account”, in line with the Central Bank Communication “A” 4861, valuing these bonds at cost plus yield. If these bonds were marked to market, net income would have decreased by Ps.31.6 million.

✓
On December 30th, 2008, the Bank decided to extend the Share Buy Back Program up to February 27th 2009 (102 million ordinary shares as the maximum to buy, Ps.495 million the maximum amount to be invested and the price range between Ps.0.01 and Ps.4 per share).

✓
On January 30th, 2009, Banco Macro exchanged Technical Value $251.9 million of Préstamos Garantizados (PGs) for Nominal Value $246.8 million of Bonar 2014. This new bond was issued on January 30th, 2009, and is due January 30th, 2014. It pays quarterly interest rate of 15.4% in the first year and Private BADLAR rate + 275 b.p. for the rest of the period. Accordingly with central bank regulations, this transaction had no impact on the Bank’s results or equity.

✓	In February 2009 Banco Macro pre-cancelled debt with the Central Bank, originally of Nuevo Banco Suquía and Bisel in order to give back deposits in 2002. The Bank pre-paid this debt with PGs.

✓
As of February 16th, 2009, Banco Macro has repurchased 83.3 million ordinary shares Class B (including ADS) totaling Ps.410.3 million according to the terms and conditions established in the Share Buy Back Program launched on January 8, 2008. Additionally, the Bank has repurchased “Class 2” and “Class 3” Notes for a nominal value of US$ 42.6 million and US$ 8.7 million, respectively.

✓	The Board of Directors will propose to the next Shareholder’s Meeting a cash dividend of Ps.150 million (Ps.0.25 per share - Payout ratio of 22.7%).

4Q08 Results	Page 12 of 18

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on February 20, 2009 at 12:30 p.m. Buenos Aires time (9:30 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager).  Dial in information:

(877) 741-4240 (Within the U.S.)

(719) 325-4820 (Outside the U.S.)

Conference ID: 1493514
DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730

E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

4Q08 Results	Page 13 of 18

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08

ASSETS	19,718.2	21,606.6	21,170.7	23,623.6	22,425.0
Cash	3,117.4	2,462.1	3,485.0	3,239.3	3,523.9
Government Securities	3,950.7	5,715.1	3,600.7	5,497.0	4,779.3
LEBAC/NOBAC	3,478.2	4,900.6	3,118.5	4,816.5	3,838.9
Other	472.5	814.5	482.2	680.5	940.4
Loans	10,009.4	10,044.8	11,436.9	11,731.5	11,280.0
to the non-Financial Government Sector	732.5	745.1	733.8	866.6	744.5
to the Financial Sector	161.7	183.5	97.9	115.4	80.4
to the non-financial private sector	9,335.6	9,339.9	10,858.7	11,009.7	10,893.4
-Overdrafts	1,375.1	1,116.7	2,022.5	1,916.2	1,556.4
-Discounted documents	1,213.7	1,058.8	1,093.5	1,397.2	1,348.6
-Mortgages	619.8	621.6	722.9	736.5	738.6
-Pledges	348.0	362.7	378.3	340.9	339.9
-Consumer	3,207.5	3,521.8	3,744.1	3,813.9	3,806.5
-Credit cards	722.0	780.6	833.4	816.6	869.1
-Other	1,719.0	1,741.4	1,925.6	1,846.8	2,071.9
- Less: int. doc., cotiz dif.	130.5	136.3	138.4	141.6	162.4
Allowances	-220.4	-223.7	-253.5	-260.2	-438.3
Other receivables from financial intermediation	1,226.3	1,902.8	1,216.2	1,751.5	1,454.1
Investments in other companies	10.4	10.4	9.7	28.6	10.5
Other receivables	254.3	257.7	238.0	254.7	251.8
Other assets	1,149.7	1,213.7	1,184.2	1,121.0	1,125.4
LIABILITIES	17,010.5	18,757.3	18,404.2	20,883.7	19,608.4
Deposits	13,591.1	14,552.5	14,907.0	16,785.3	15,828.4
From the non-financial government sector	1,774.1	2,132.7	2,466.3	2,986.7	3,938.0
From the financial sector	13.3	9.7	9.9	13.6	22.4
From the non-financial private sector	11,803.7	12,410.1	12,430.8	13,785.0	11,868.0
-Checking accounts	2,599.7	2,552.9	2,536.4	2,715.2	2,581.1
-Savings accounts	2,780.4	2,610.5	2,559.5	2,621.3	2,716.9
-Time deposits	5,907.0	6,667.4	6,776.8	7,884.4	6,031.9
-Other	516.6	579.3	558.1	564.1	538.1
Other liabilities from financial intermediation	2,571.9	3,197.0	2,595.9	3,126.8	2,714.9
Subordinated corporate bonds	490.7	504.4	471.1	507.4	521.7
Other liabilities	356.8	503.4	430.2	464.2	543.4

STOCKHOLDERS´ EQUITY	2,707.7	2,849.3	2,766.5	2,740.0	2,816.6

LIABILITIES + STOCKHOLDERS´ EQUITY	19,718.2	21,606.6	21,170.7	23,623.6	22,425.0

4Q08 Results	Page 14 of 18

ANUAL BALANCE SHEET	MACRO consolidated
In MILLION $	2006	2007	2008

ASSETS	14,505.0	19,718.2	22,425.0
Cash	2,626.9	3,117.4	3,523.9
Government Securities	3,223.0	3,950.7	4,779.3
LEBAC/NOBAC	2,787.0	3,478.2	3,838.9
Other	436.0	472.5	940.4
Loans	6,527.1	10,009.4	11,280.0
to the non-Financial Government Sector	774.3	732.5	744.5
to the Financial Sector	436.9	161.7	80.4
to the non-financial private sector	5,524.4	9,335.6	10,893.4
-Overdrafts	1,103.3	1,375.1	1,556.4
-Discounted documents	543.7	1,213.7	1,348.6
-Mortgages	426.1	619.8	738.6
-Pledges	300.9	348.0	339.9
-Consumer	1,431.1	3,207.5	3,806.5
-Credit cards	497.9	722.0	869.1
-Other	1,131.3	1,719.0	2,071.9
- Less: int. doc., cotiz dif.	90.1	130.5	162.4
Allowances	-208.6	-220.4	-438.3
Other receivables from financial intermediation	914.6	1,226.3	1,454.1
Investments in other companies	10.4	10.4	10.5
Other receivables	193.4	254.3	251.8
Other assets	1,009.6	1,149.7	1,125.4
LIABILITIES	12,190.0	17,010.5	19,608.4
Deposits	10,071.0	13,591.1	15,828.4
From the non-financial government sector	1,295.6	1,774.1	3,938.0
From the financial sector	5.1	13.3	22.4
From the non-financial private sector	8,770.3	11,803.7	11,868.0
-Checking accounts	1,876.2	2,599.7	2,581.1
-Savings accounts	2,097.4	2,780.4	2,716.9
-Time deposits	4,381.0	5,907.0	6,031.9
-Other	415.7	516.6	538.1
Other liabilities from financial intermediation	1,237.1	2,571.9	2,714.9
Subordinated corporate bonds	507.8	490.7	521.7
Other liabilities	374.1	356.8	543.4

STOCKHOLDERS´ EQUITY	2,315.0	2,707.7	2,816.6

LIABILITIES + STOCKHOLDERS´ EQUITY	14,505.0	19,718.2	22,425.0

4Q08 Results	Page 15 of 18

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	IV07	I08	II08	III08	IV08

Financial income	629.8	603.7	699.3	734.1	992.8
Interest on cash and due from banks	5.3	2.5	1.7	1.6	1.2
Interest on loans to the financial sector	4.8	2.6	3.9	4.9	4.2
Interest on overdrafts	58.8	56.6	77.4	100.4	122.8
Interest on documents	36.6	36.7	37.8	54.2	56.2
Interest on mortgages	21.3	21.3	22.9	26.0	26.9
Interest on pledges	14.8	15.2	15.9	16.6	16.8
Interest on credit cards	17.4	20.6	24.5	32.1	40.8
Interest on other loans	190.3	220.3	240.4	268.9	303.2
Income from government & private securities	191.3	139.6	156.4	122.6	222.7
Net options results	0.1	0.0	0.0	0.1	0.1
Results of guaranteed loans	2.9	9.0	9.2	9.3	9.5
Interest on other receivables from fin. intermediation	3.8	6.2	3.7	3.6	0.9
CER adjustment	30.5	22.4	21.6	14.3	12.2
CVS adjustment	0.3	0.2	0.2	0.2	0.2
Difference in Foreign Exchange	16.8	12.0	47.0	21.0	63.1
Other	34.8	38.5	36.7	58.3	112.0
Financial expense	-271.0	-248.8	-300.7	-366.7	-425.9
Interest on checking accounts	-4.8	-4.0	-3.4	-4.7	-5.6
Interest on saving accounts	-4.3	-3.4	-3.3	-3.2	-4.6
Interest on time deposits	-150.7	-165.7	-186.6	-270.4	-311.2
Interest on loans from the financial sector	-2.1	-1.0	-0.8	-1.3	-0.8
Interest on other loans from the financial sector	-0.1	0.0	-0.1	0.1	0.0
Interest on subordinated notes	-12.0	-11.8	-11.5	-11.7	-12.5
Other Interest	-1.4	-2.3	-2.5	-2.0	-2.0
Net Income from options	0.1	-0.3	0.1	0.2	0.0
Interest on other receivables from fin. intermediation	-21.6	-23.9	-22.0	-22.5	-22.7
CER adjustments	-10.4	-11.4	-10.5	-6.4	-4.7
Deposits guarantee fund	-6.1	-6.0	-6.2	-6.7	-7.1
Other Interest	-57.6	-19.0	-53.9	-38.1	-54.7
Net financial income	358.8	354.9	398.6	367.4	566.9
Provision for loan losses	-33.0	-28.7	-43.2	-25.0	-200.7

Fee income	193.8	196.8	218.1	228.8	248.0
Fee expense	-42.8	-43.5	-43.6	-39.6	-45.7
Net fee income	151.0	153.3	174.5	189.2	202.3

Administrative expense	-274.3	-301.8	-296.3	-297.8	-315.5
Minority interest	-0.6	-0.6	-0.7	-1.1	-1.0
Net other income	4.5	12.8	-12.9	11.5	15.1
Earnings before income tax	206.4	189.9	220.0	244.2	267.1
Income tax	-37.7	-38.3	-59.0	-80.9	-83.0

Net income	168.7	151.6	161.0	163.3	184.1

4Q08 Results	Page 16 of 18

ANNUAL INCOME STATEMENT	MACRO consolidated
In MILLION $	2006	2007	2008

Financial income	1,155.3	1,890.4	3,029.9
Interest on cash and due from banks	11.7	19.9	7.0
Interest on loans to the financial sector	16.7	32.1	15.6
Interest on overdrafts	120.1	177.5	357.2
Interest on documents	57.0	103.4	184.9
Interest on mortgages	48.5	68.1	97.1
Interest on pledges	43.0	51.5	64.5
Interest on credit cards	31.0	55.7	118.0
Interest on other loans	259.8	578.7	1,032.8
Income from government & private securities	324.2	487.8	641.3
Net options results	0.0	1.6	0.2
Results of guaranteed loans	29.9	35.0	37.0
Interest on other receivables from fin. intermediation	15.2	18.5	14.4
CER adjustment	85.0	78.1	70.5
CVS adjustment	2.0	1.6	0.8
Difference in Foreign Exchange	40.0	48.8	143.1
Other	71.3	131.1	245.4
Financial expense	-395.0	-805.2	-1,342.1
Interest on checking accounts	-9.5	-20.0	-17.7
Interest on saving accounts	-6.7	-11.4	-14.5
Interest on time deposits	-233.7	-457.4	-933.9
Interest on loans from the financial sector	-0.8	-4.6	-3.9
Interest on other loans from the financial sector	-0.3	-0.2	0.0
Interest on subordinated notes	0.0	-49.9	-47.5
Other Interest	-14.4	-9.8	-8.8
Net Income from options	-0.4	0.1	0.0
Interest on other receivables from fin. intermediation	-14.4	-70.7	-91.1
CER adjustments	-55.7	-43.7	-33.0
Deposits guarantee fond	-11.8	-20.2	-26.0
Other Interest	-47.2	-117.4	-165.7
Net financial income	760.3	1,085.2	1,687.8
Provision for loan losses	-59.7	-94.7	-297.6
		0.0	0.0
Fee income	452.6	662.4	891.7
Fee expense	-93.4	-150.3	-172.4
Net fee income	359.3	512.1	719.3

Administrative expense	-652.4	-953.9	-1,211.4
Minority interest	-3.1	-2.1	-3.4
Net other income	97.1	41.0	26.5
Earnings before income tax	501.2	587.6	921.3
Income tax	-76.9	-92.4	-261.2

Net income	424.3	495.2	660.0

4Q08 Results	Page 17 of 18

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	IV07	I08	II08	III08	IV08

Profitability & performance
Net interest margin	8.4%	7.8%	7.7%	7.2%	10.4%
Fee income ratio	29.6%	30.2%	30.5%	34.0%	26.3%
Efficiency ratio	54.0%	59.4%	51.7%	53.5%	41.0%
Fee income as a percentage of adm expenses	54.8%	50.8%	58.9%	63.5%	64.1%
Return on average assets	3.5%	3.0%	3.1%	2.9%	3.3%
Return on average equity	26.2%	22.0%	23.6%	24.2%	26.7%
Liquidity
Loans as a percentage of total deposits	75.3%	70.6%	78.4%	71.4%	74.0%
Liquid assets as a percentage of total deposits	53.1%	54.1%	51.4%	53.7%	51.4%
Capital
Total equity as a percentage of total assets	13.7%	13.2%	13.1%	11.6%	12.6%
Regulatory capital as a percentage of risk weighted assets	26.8%	27.3%	22.1%	19.7%	22.9%
Asset Quality
Allowances over total loans	2.2%	2.2%	2.2%	2.2%	3.7%
Non-performing loans as a percentage of total loans	1.6%	2.0%	2.0%	2.0%	2.6%
Allowances as a percentage of non-performing loans	138.8%	111.4%	107.0%	106.7%	141.8%
Amparos as a percentage of average equity	3.9%	3.3%	3.2%	1.3%	1.3%

PERIOD ANNUALIZED RATIOS	MACRO consolidated
	IV07	I08	II08	III08	IV08

Profitability & performance
Net interest margin	6.9%	7.8%	7.7%	7.6%	8.2%
Fee income ratio	32.0%	30.2%	30.3%	31.6%	29.9%
Efficiency ratio	59.9%	59.4%	55.3%	54.7%	50.3%
Fee income as a percentage of adm expenses	53.5%	50.8%	54.8%	57.7%	59.4%
Return on average assets	2.8%	3.0%	3.0%	3.0%	3.0%
Return on average equity	20.2%	22.0%	22.8%	23.3%	23.8%
Liquidity
Loans as a percentage of total deposits	75.3%	70.6%	78.4%	71.4%	74.0%
Liquid assets as a percentage of total deposits	53.1%	54.1%	51.4%	53.7%	51.4%
Capital
Total equity as a percentage of total assets	13.7%	13.2%	13.0%	11.6%	12.6%
Regulatory capital as a percentage of risk weighted assets	26.8%	27.3%	22.1%	19.7%	22.9%
Asset Quality
Allowances over total loans	2.2%	2.2%	2.2%	2.2%	3.7%
Non-performing loans as a percentage of total loans	1.6%	2.0%	2.0%	2.0%	2.6%
Allowances as a percentage of non-performing loans	138.8%	111.4%	107.0%	106.7%	141.8%
Amparos as a percentage of average equity	4.1%	3.3%	3.2%	1.3%	1.3%

ANNUAL RATIOS	MACRO consolidated
	2006	2007	2008

Profitability & performance
Net interest margin	7.1%	6.9%	8.2%
Fee income ratio	32.4%	32.0%	29.9%
Efficiency ratio	59.5%	59.9%	50.3%
Fee income as a percentage of adm expenses	54.5%	53.5%	59.4%
Return on average assets	3.6%	2.8%	3.0%
Return on average equity	22.2%	20.2%	23.8%
Liquidity
Loans as a percentage of total deposits	66.9%	75.3%	74.0%
Liquid assets as a percentage of total deposits	65.2%	53.1%	51.4%
Capital
Total equity as a percentage of total assets	16.0%	13.7%	12.6%
Regulatory capital as a percentage of risk weighted assets	31.3%	26.8%	22.9%
Asset Quality
Allowances over total loans	3.1%	2.2%	3.7%
Non-performing loans as a percentage of total loans	2.0%	1.6%	2.6%
Allowances as a percentage of non-performing loans	154.3%	138.8%	141.8%
Amparos as a percentage of average equity	3.2%	4.1%	1.3%

4Q08 Results	Page 18 of 18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 19, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director